TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
                                900 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-4775
                                 (212) 508-6700
                           FACSIMILE: (212) 371-1084




Writer's Direct Dial: (212) 702-3162
E-mail: mcanally@thshlaw.com









                                                                January 24, 2006


BY FACSIMILE

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


            Re: Mezzacappa Partners, LLC - SEC File Number: 811-21752

To Whom It May Concern :

On behalf of the Mezzacappa Partners, LLC ("Mezzacappa Partners"), we are filing this withdrawal letter to the Tender Offer Amendment originally filed on Form SC TO-I/A on December 15, 2005. This withdrawal is requested because the filing was erroneously filed under Mezzacappa Partners and does not apply to this fund. Please disregard this Form SC TO-I/A for Mezzacappa Partners. The SEC Accession Number is 0000909012-05-000965.

 If you have any questions regarding any of these changes, please do not hesitate to contact me at (212) 702-3162 or my colleague Ella Cohen at (212) 508-6775.


                                                   Regards,

                                                   /s/ Mary McAnally
                                                   -----------------
                                                   Mary McAnally